Exhibit 99.1

Quantum eMotion Corp.

ANNUAL INFORMATION FORM

Dated November 28, 2025

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

GENERAL	1

CURRENCY AND EXCHANGE RATE INFORMATION	1

STATEMENT REGARDING FORWARD LOOKING INFORMATION	1

CORPORATE STRUCTURE	2

Name, Address and Incorporation	2

Corporate Structure	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

Historical	3

Latest Three-Year History	3

Significant Acquisitions	7

DESCRIPTION OF BUSINESS	7

General	7

Principal Products or Services	8

QeM - Principal Products or Services	9

Intellectual Property	10

Cycles	12

Economic Dependence	12

Changes to Contracts	12

Employees	12

Foreign Operations	12

Lending and Grants	12

Bankruptcy and Similar Proceedings	12

RISK FACTORS	13

General Risks	13

Business and Industry Risks	16

DIVIDENDS	17

DESCRIPTION OF CAPITAL STRUCTURE	18

MARKET FOR SECURITIES	18

Trading Price and Volume	18

Prior Sales	19

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	19

DIRECTORS AND OFFICERS	19

Name, Occupation and Security Holdings	20

Biographies	20

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	22

Conflicts of Interest	23

AUDIT COMMITTEE DISCLOSURE	23

Audit Committee	23

Audit Committee Oversight	23

Pre-Approval Policies and Procedures	23

PROMOTERS	24

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	24

AUDITORS, TRANSFER AGENT AND REGISTRAR	25

MATERIAL CONTRACTS	25

INTEREST OF EXPERTS	25

ADDITIONAL INFORMATION	25

APPENDIX “A” - AUDIT COMMITTEE CHARTER

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

$	Unless otherwise indicated, Canadian dollars

AIF	This Annual Information Form of the Company for the year ended December 31, 2025

Board	The board of directors of the Company

CEO	Chief Executive Officer

CFO	Chief Financial Officer

Common Shares	Common shares without par value in the capital of the Company

Company	Quantum eMotion Corp.

Computershare	Computershare Truest Company of Canada

EaaS	Entropy as a Service

ETS	École de technologie supérieure

Governmental Authority	Any (i) international, multinational, national, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) stock exchange or securities authorities.

NIST	National Institute of Standards and Technology

NI-51-102	National Instrument 51-102 – Continuous Disclosure Obligations

Person	Any individual, firm, partnership, joint venture, venture capital fund, association, trust, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

Promoter	A person who:

a)	acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; or

b)	in connection with the founding, organization or substantial reorganization of the business of the Company, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the Company’s own securities or 10% or more of the proceeds from the sale of a class of the Company’s own securities of a particular issue, but does not include a person who:

c)	receives securities or proceeds referred to in paragraph (b) solely

	i)	as underwriting commissions, or

	ii)	in consideration for property, and

d)	does not otherwise take part in founding, organizing or substantially reorganizing the business

QeM	Quantum eMotion Corp.

QEMA	Quantum eMotion America Inc.

QRNG	Quantum random number generator

Quantum eHealth	Quantum eHealth Technologies Inc.

SDK	System Development Kit

SOCPRA	Société de Commercialisations des Produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C.

Stock Option Plan	The stock option equity incentive plan of the Company dated December 15, 2020, the date on which this plan was approved by the Board, as amended on February 1, 2021, April 22, 2021, and May 16, 2025.

TSXV	TSX Venture Exchange

GENERAL

Unless otherwise noted herein, information in this AIF is presented as at December 31, 2024.

In this annual information form, a reference to the “Company”, “QeM”, “we”, “us”, “our” and similar words refer to Quantum eMotion Corp., its subsidiaries and affiliates, or any one of them, as the context requires.

CURRENCY AND EXCHANGE RATE INFORMATION

In this AIF, otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “$” or “C$” are to Canadian dollars, all references to “US$” are to United States dollars.

On December 31, 2024, the daily exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.4389

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains forward-looking information within the meaning of applicable Canadian securities legislation with respect to the Company and its subsidiaries. Forward looking information may include, but is not limited to: information with respect to amounts and use of available funds; anticipated developments in operations in future periods; planned asset acquisitions; future business operations; the adequacy of financial resources; the costs and timing of development of the Company’s business; the costs, timing and receipt of approvals, consents and permits under applicable legislation; executive compensation approaches and practices; the growth of the quantum technology and security market; the future applications of Company products; the timeline for a quantum computer hitting the market; the use of Company office space; the development of and applicability of quantum technologies; the commercialization of the Company’s intellectual property; the general adoption of quantum technologies; the Company’s research and development plan; the results from Company research and development; future intellectual property registrations of the Company; the future availability of Company products; and the composition of directors and committees.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words and phrases such as “will”, “may”, “is expected to”, “expectations”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In making these forward-looking statements, the Company has made certain assumptions, as contemplated below.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

●	the performance of the Company’s business and operations;

●	the intention to grow the Company’s business and operations;

●	the introduction and continued offering of services and product features;

●	the market for the Company’s products and services and competitive conditions; the Company’s pricing and revenue models;

●	the future liquidity and financial capacity;

●	the treatment of the Company and its subsidiaries under government regulatory and taxation regimes;

●	the Company’s intellectual property;

●	the Company’s ability to operate in certain markets;

●	the Company’s ability to meet current and future obligations;

●	the Company’s ability to obtain services in a timely manner or at all;

●	the Company’s ability to obtain financing on acceptable terms or at all;

●	the Company’s targeted business milestones and related timelines and costs; and

●	expectations of the blockchain, quantum computing and cryptocurrency markets and associated regulations;

The above list is not exhaustive of factors that may affect any of the forward-looking information contained in this AIF. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and the actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. Forward-looking information contained in this AIF is based on the beliefs, expectations and opinions of management of the Company on the date the statements are made, and the Company does not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. In making the forward-looking statements in this AIF, the Company has applied several material assumptions which may prove to be inaccurate, including, but not limited to, the assumptions that any financing needed to fund the operations of the Company will be available on reasonable terms. Other assumptions are discussed throughout this AIF and, in particular in the “Risk Factors” section of this AIF. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) by virtue of its Certificate of Incorporation dated July 19, 2007, and continued under the Canada Business Corporations Act on August 28, 2012. The Company’s name was changed to Active Growth Capital Inc. on October 26, 2007. The Company then changed its name to Quantum Numbers Corp. on December 1, 2016, and then changed its name to Quantum eMotion Corp. (QeM) on May 27, 2021.

The corporate office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Québec, H4S 2A4.

On June 28, 2024, the Company established a wholly owned subsidiary, Quantum eHealth Technologies Inc. (“Quantum eHealth”) located at the same address.

On April 10, 2025, the Company established a wholly owned subsidiary, Quantum eMotion America Inc. (“QEMA”), incorporated under the laws of the State of California, USA. QEMA’s principal address is 5270 California Avenue, Irvine, California 92617, USA..

Corporate Structure

The corporate organization chart below sets out the Company’s structure, as of the date of this AIF:

GENERAL DEVELOPMENT OF THE BUSINESS

Historical

On August 3, 2016, the Company entered into an intellectual assignment with Societé de Commercialisations des Produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C. (“SOCPRA”), Until the expiry of the last patent rights, which is expected in May 2035, the Company will pay to SOCPRA a royalty of 5% calculated on the net sales price of products sold by the Company. The Company may have to buy back the royalties in the future at terms and conditions to be agreed upon by both parties.

Latest Three-Year History

Technology

Our primary objective is to make our cryptographic solutions technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal greater competitiveness.

Early in 2022, QeM secured Mitacs funding in collaboration with Dr. Kaiwen Zhang at École de technologie supérieure, Montréal, Canada (“ETS”) for Blockchain applications of its quantum random number generator (“QRNG”) technology in three projects:

1. Evaluate and develop the use of the QRNG2 device to harden the cryptographic mechanisms of hardware cryptocurrency wallets;

2. Evaluate and develop the use of QRNG as a verifiable randomness beacon for blockchain oracle;

3. Evaluate and develop the use of QRNG as an alternative leader selection protocol for blockchain consensus.

On March 22, 2022, QeM announced the launch of its QRNG2, a new QRNG that delivers pure entropy at 1.5 Gb/s, the highest throughput available today in a marketable QRNG. QeM develops the next generation of QRNG solutions, based on electron quantum tunneling. The Company has several core patents that have been registered in Canada, USA, China and internationally. Our first product meets all requirements of National Institute of Standards and Technology (“NIST”) and Dieharder tests.

On August 15, 2022, the Company announced the completion of the design of its first blockchain application of QRNG technology developed in collaboration with ETS. The Company is working in expanding its collaboration with the Quebec Government.

On June 1, 2023, the Company announced the introduction of Entropy as a Service (“EaaS”) through their QxEAAS system, enhancing data security. EaaS offers on-demand randomness, vital for cryptography. Using QRNG2, which employs quantum electron tunneling, truly unpredictable random numbers are generated. This system reinforces QeM’s Sentry-Q cryptography platform against cyberattacks. EaaS distributes secure keys and strings with patented quantum-based entropy sources. Rigorous tests, like NIST Statistical Test Suite, validate the quality of generated entropy. The integration of EaaS and QeM’s cryptography library, with NIST-approved quantum-safe primitives, ensures cutting-edge security for data communication and authentication.

On January 16, 2024, QeM announce the beta release of its AI-Powered Automation System, named QodeAI, a new development tool, designed to accelerate the deployment of QeM’s main products and accelerate the deployment and adoption among customers and partners.

On February 21, 2024, QeM announced a breakthrough in developing its first QRNG on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², revolutionizing quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (“PINQ²”), an NPO established by the Ministry of Economy, Innovation and Energy of Quebec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM’s security platform against advanced threats, including simulated quantum computer attacks using IBM’s Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system’s performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution’s robustness.

On March 28, 2024, QeM announced that the project “Quantum random number generation for highly secure cryptography applications” will receive a $1.2 million grant from the Alliance Quantum program, managed by NSERC. Led by ÉTS in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (IoT) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security.

On July 3, 2024, QeM announced the development of an advanced hardware wallet technology tailored for the cryptocurrency industry. This cutting-edge solution offers a low footprint and competitive cost, incorporating its QRNG and intelligent key generation scheme selection technologies into new commercial applications. QeM’s new hardware wallet technology aims to enhance the efficiency and cost-effectiveness of hierarchical deterministic (HD) wallets. Traditional HD wallets require separate hardware devices for generating parent (master) and child keys. However, the innovative approach developed by QeM reuses the same hardware components for both tasks, significantly reducing costs, circuit complexity, and footprint. This method of resetting and reusing hardware devices allows for efficient and repeated key generation. Additionally, the master private key can be regenerated by resetting the memory systems and using a new quantum random number, ensuring high robust security.

On July 11, 2024, QeM announced that it has obtained the prestigious ISO/IEC 27001:2022 certification, a significant milestone underscoring QeM’s commitment to information security and operational excellence. ISO 27001 cybersecurity certification is one of the most widely recognized, rigorous, and internationally accepted information security standards. The scope of this certification encompasses QeM’s security management of applications and systems for its quantum-based cybersecurity software and hardware solutions, including cryptographic solutions.

On December 5, 2024, QeM announced progress in its mission to deliver state-of-the-art quantum cybersecurity solutions. Bolstered by ISO 27001 certification and breakthroughs across blockchain, telemedicine, and advanced QRNG chip development, QeM is setting new standards for digital security.

QeM’s recent achievement of ISO/IEC 27001:2022 certification (announced on July 11, 2024) underscores its leadership in implementing world-class cybersecurity standards. This globally recognized certification strengthens its ability to meet rigorous compliance requirements and significantly enhances its market credibility. With this milestone, QeM is well-positioned to expand its presence in industries where trust and data protection are paramount, including finance, healthcare, blockchain, and government networks.

Blockchain & Cryptocurrency: Transforming Digital Asset Security The synergies between QeM’s QRNG technology and blockchain applications are reshaping cryptocurrency security. The company’s proprietary Quantum crypto wallet offers unmatched protection for digital assets by combining true quantum randomness with post-quantum encryption. This innovation ensures secure storage and transactions, addressing emerging threats posed by quantum computing.

Secure Key Generation: QRNG-based entropy delivers unparalleled randomness for cryptographic operations, mitigating vulnerabilities inherent in traditional pseudo-random number generators.

Enhanced Security Architecture: By incorporating post-quantum encryption, QeM has fortified its wallet against quantum attacks, future-proofing digital asset management systems.

Intellectual Property Leadership: With robust patents on QRNG for blockchain, QeM is establishing itself as a pioneer in securing tokenized ecosystems.

Telemedicine & Digital Therapeutics: Securing Healthcare Innovation. As digital therapeutics (DTx) become integral to healthcare, safeguarding patient data is critical. QeM’s Sentry-Q platform integrates QRNG and post-quantum cryptography to secure data flow across devices, ensuring compliance with regulations like HIPAA and GDPR.

Use Case Highlights: The platform is demonstrating its efficacy in securing patient data during clinical interactions, offering peace of mind to both patients and providers.

Project PINQ² Sentry-Q: Pioneering Post-Quantum Simulations Through a strategic partnership with PINQ², QeM’s Sentry-Q platform is undergoing rigorous testing against simulated quantum attacks using IBM’s Qiskit framework.

Project Scope: Evaluation of the Kyber algorithm alongside QRNG technology in adversarial scenarios. This initiative marks a critical step toward creating an open-source test bed for post-quantum security solutions.  Miniaturized CMOS QRNG Chip: Revolutionizing IoT Security. QeM has developed a working prototype of a miniaturized QRNG chip for IoT devices, mobile applications, and cloud systems. Manufactured in collaboration with leading partners, the new version prototype is now undergoing extensive testing to validate readiness for integration. Innovative Design: Incorporates advanced tunnel junctions and digital signal processing units using CMOS technology. Broad Applicability: The chip is poised to deliver scalable security for industries ranging from consumer electronics to automotive systems.

On June 26, 2025, QeM announced that the benchmarking project, conducted in collaboration with PINQ², utilized IBM’s Qiskit quantum computing framework to simulate Grover’s algorithm—a quantum search algorithm known for its theoretical ability to speed up brute-force attacks on symmetric encryption schemes. The analysis focused on evaluating the relative complexity of attacking symmetric encryption algorithms when enhanced with entropy from QeM’s proprietary QRNG

Business Development

On January 25, 2023, Quantum announced the launch of Sentry-Q, its Quantum-safe messenger platform, designed for the secure communication of large and complex messages, including entire database structures. It has the potential to perform as a cloud-based solution or as a physical hardware device. The platform is versatile and flexible enough to be used in a multitude of applications, as a whole or in part.

On February 4, 2023, the Company entered into a commercial and technical agreement with Greybox Solutions. As part of the agreement, the third party will award a contract to the Company for the development of Sentry-Q technology. Moreover, the Company will receive royalties on all sales completed by the third party in which the Company’s technology will be used.

On August 22, 2023, QeM announced that the innovative Digital Therapeutics (DTx) platform developed by Greybox Solutions has been selected to be implemented in the Quebec healthcare system. Greybox was chosen on the base of its ability to meet technical and cybersecurity requirements, showcasing their tailored patient-focused solutions.

On January 10, 2024, QeM launched Quantum eHealth, a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its Digital Healthcare Cybersecurity Activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth will hold an exclusive license to use QeM’s intellectual property in the healthcare sector. Meanwhile, QeM will continue developing and marketing various iterations of its QRNG across other sectors, including financial services, blockchain, military, information technology and others.

On April 8, 2024, CSR5 GLOBAL Inc. and QeM announced a landmark partnership aimed at redefining the landscape of cybersecurity. This strategic alliance positions QeM as the exclusive provider of cutting-edge, post-quantum cryptography and cloud-based security solutions to CSR5, marking a significant leap forward in our shared commitment to reducing risk through enhanced response, resilience, and recovery capabilities. Through this partnership, QeM’s state-of-the-art technology will become a cornerstone of CSR5’s comprehensive security solutions, designed to tackle the challenges of today’s digital age head-on.

On December 16, 2024, QeM and Krown Technologies Ltd, a leading innovator in Blockchain, FinTech, and Artificial Intelligence infrastructure, a leader in classical and quantum cybersecurity solutions, announced a strategic alliance. This partnership, formalized through a Memorandum of Understanding (MOU), represents a significant milestone in advancing security, functionality, and efficiency within the blockchain ecosystem.

On December 23, 2024, QeM announced a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox Solutions entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

On December 30, 2024, QeM announced that its technology fully meets the latest U.S. healthcare cybersecurity recommendations. Its Sentry-Q platform harnesses the power of pure EaaS, generated by its advanced QRNG2 technology, seamlessly integrated with classical and post-quantum cryptography (PQC). This robust approach ensures the secure transmission of sensitive healthcare data, providing real-time protection and safeguarding confidentiality against both current and emerging quantum threats.

Financing

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement.

On March 28, 2024, QeM announced the reception of a significant research grant awarded by the Alliance-Quantum grants program, overseen by the Natural Sciences and Engineering Research Council of Canada (NSERC). This grant supports the project “Quantum random number generation for highly secure cryptography applications,” a collaborative initiative led by ÉTS, in partnership with QeM.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement.

Outlook

On February 24, 2025, the Company completed a brokered financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance.

On June 2, 2025, the Company completed a brokered financing, issuing a total of 8,000,000 units at a price of $1.50 per unit for gross proceeds of $12,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.82 for a period of 3 years following the closing of the date of issuance.

Significant Acquisitions

The Company has not completed any significant acquisitions during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF BUSINESS

General

The Company’s vision is to become a world leader in Traditional & Quantum safe Cryptography, with a special focus on SME challenges. QeM is pioneering next generation solutions relying on Quantum-based technologies: Quantum Random Number Generator (QRNG) & Quantum-safe Encryption. QRNGs are genuinely disruptive devices that exploit the built-in unpredictability of quantum mechanics. Their purpose is to create pure randomness (unpredictability) which is an essential cornerstone of cybersecurity. Much of the technology surrounding QRNG QeM was developed from the groundbreaking research of Professor Bertrand Reulet, one of the world’s foremost quantum physicists, at the Université de Sherbrooke. His pioneering work in quantum noise and electron tunneling, phenomena where particles can unpredictably pass through barriers, sparked a breakthrough: the ability to generate true, unpredictable randomness at unprecedented speeds. This is particularly important with the impending reality of quantum computers which are now on the horizon.

QeM’s research and development programs have resulted in a strong patent portfolio which is described in this AIF. The Company will continue to invest in R&D to build additional patentable products in the future. QeM is also active to ensure it complies with all regulatory requirements and in the past year successfully obtained the prestigious ISO/IEC 27001:2022 certification.

The Company intends to continue to invest and build its business internally as well as through investments in promising companies and products as it has with Greybox and Krown Technologies. The Company’s target markets include cybersecurity, Internet of Things, datacenters, Blockchain, and cryptocurrencies and cover the following industries: healthcare, medical device and pharma, manufacturing, finance and government, and military.

QeM intends to focus on commercialization in the upcoming year with revenues planned through royalties and direct sales.

Principal Products or Services

QeM has two principal areas of focus: hardware and software. Currently, QeM has commercially ready software products, while its hardware products are in various stages of being developed. An exception is our entropy generator, that is deployed in the sense of it being used to generate entropy, which is distributed to customers over the internet, while the physical device itself is not ready for commercialization. QeM currently expects the entropy generator hardware to be commercialization-ready by the end of 2025.

Research and Development Activities related to Software Products and Services

Research and Development directed towards software products takes many forms including:

a)	Broadening the Scope of Application as well as Ease of Adoption of the System Development Kit (“SDK”)

b)	Specialized applications – which in 2024 included Blockchain and AI assisted development

c)	Work on “post-quantum cryptography”, which includes FIPS 203, 204 and 205 realizations.

Specifically:

FIPS 203 covers secure exchange of keys

FIPS 204 covers signing data with “quantum resistant algorithms”

FIPS 205 is an alternative scheme to FIPS 204

Research and Development Activities related to Hardware Products and Services

Following proof-of-concept work done in 2023, QeM was engaged in two main areas:

a)	Creating prototypes of high sensitivity, high frequency analog integrated circuits targeted to amplification of very low analog signals containing entropy information in the presence of noise sources.

b)	Creating prototypes of high frequency mixed signal integrated circuits, targeted to the processing of analog signals, transforming these into signals suitable for cryptography. Such mixed signal circuitry involves both pdf shaping and interfaces to external system and includes self-test and interfaces to external digital controllers.

c)	Research into new types of quantum tunneling devices – their miniaturization as well as their resistance to external (environmental) disturbances – including those found in space applications.

QeM - Principal Products or Services

QeM has two principal areas of focus: hardware and software.

Currently, QeM has commercially ready software products, while its hardware products are in various stages of being developed. An exception is our entropy generator, that is deployed in the sense of it being used to generate entropy, which is distributed to customers over the internet, while the physical device itself is not ready for commercialization. QeM currently expects the entropy generator hardware to be commercialization-ready before the end of 2025.

Software Products

QeM has two principal software products, namely an Entropy distribution system, able to distribute Entropy as a Service (dubbed EAAS) and a SDK, designed to enable the efficient creation of highly secure digital communications.

QeM’s Entropy-as-a-Service (EaaS) System

EAAS is a cybersecurity technology that provides organizations with access to true, quantum-generated randomness — the foundation of all secure cryptography. Unlike traditional pseudo-random number generators that rely on deterministic algorithms, QeM’s EaaS harnesses the inherent unpredictability of quantum mechanics to produce genuine entropy, ensuring the strongest possible cryptographic keys and data protection

Delivered as a cloud-based or on-premises service, EaaS integrates seamlessly into existing IT infrastructures, enabling secure key generation, encryption, authentication, and digital signing across diverse applications. By offloading the complexity of entropy generation to a dedicated quantum source, QeM empowers enterprises, government institutions, and IoT ecosystems to eliminate one of the most common vulnerabilities in cybersecurity — weak randomness.

QeM’s EaaS platform is built for scalability and compliance, offering API-based integration for developers and system architects. It ensures that every cryptographic operation starts with truly unpredictable input, dramatically reducing exposure to attacks such as key prediction, data breaches, and compromised communications.

In an era of increasing quantum threats, QeM’s EaaS represents a future-proof solution for securing digital infrastructure. It combines the precision of quantum physics with the flexibility of modern cloud delivery, making next-generation entropy accessible to any organization. Whether used to enhance enterprise encryption systems, strengthen blockchain protocols, or secure edge devices, QeM’s Entropy-as-a-Service establishes a new gold standard in randomness generation and cryptographic trust.

QeM’s Quantum Random Number Generator (QRNG)

QeM’s QRNG, able to generate high frequency entropy, whose underlying technology uses the Quantum Tunneling Effect. The QRNG uses patented technology and high frequency circuits to create Entropy of extreme high quality, reliability and at hereto unprecedented speed.

This is a state-of-the-art device that produces truly random numbers using the fundamental principles of quantum mechanics. Unlike conventional pseudo-random generators that rely on algorithms and can be predicted or reproduced, QeM’s QRNG harnesses the inherent randomness of quantum phenomena—specifically the behavior of photons—to generate pure, unpredictable entropy.

The QRNG operates in real time, delivering high-speed, verifiable randomness ideal for applications in cryptography, secure communications, financial systems, and defense technologies. It can be deployed as a standalone hardware module or integrated into cloud and embedded systems through APIs, ensuring flexibility and scalability. By providing a reliable quantum source of entropy, QeM’s QRNG guarantees the integrity of encryption keys, authentication processes, and data protection mechanisms. It forms the foundation of QeM’s Entropy-as-a-Service platform, securing the digital world with quantum-grade randomness and uncompromising trust.

QeM’s System Development Kit (SDK)

The SDK contains an extensive library of functions, encompassing Symmetric and Asymmetric cryptography, the so-called “Quantum-Safe” Key Management (Distribution) as well as a wide variety of “helper primitives” encompassing “Hashing”, Packaging, Memory Management and much more. This library of functions is constantly being enhanced to broaden the Agility and Ease of Adoption of the SDK, thereby reducing the specialized knowledge necessary to apply it.

QeM’s Software Development Kit (SDK) provides developers and system integrators with a powerful, flexible interface to access and utilize quantum-grade randomness within their applications. Designed to work seamlessly with QeM’s QRNG and EaaS platform, the SDK allows easy integration of true quantum entropy into cryptographic, IoT, fintech, and enterprise security systems.

The SDK supports multiple programming languages and operating environments, making it ideal for both cloud-based and on-premises deployments. Through simple APIs, developers can generate quantum-secure random numbers, initialize encryption keys, seed pseudo-random generators, and enhance security protocols with minimal effort.

QeM’s SDK emphasizes performance, security, and compliance. It includes built-in entropy validation, ensuring that data derived from quantum sources meets the highest statistical standards of unpredictability. Moreover, the SDK provides robust documentation, sample code, and test tools, enabling rapid integration and prototyping.

By embedding quantum entropy directly into software workflows, QeM’s SDK bridges the gap between cutting-edge quantum physics and real-world cybersecurity needs. It empowers developers to create applications resilient against classical and emerging quantum attacks—delivering next-generation protection for sensitive data, digital identities, and network communications.

Intellectual Property

The Company protects its intellectual property through various strategies, including non-disclosure agreements and applying for patents, when appropriate. Currently, the Company has the following patents and patent applications.

Status of patents

First Patent Family:

Method for generating random numbers and associated random number generator

The 1st generation technology is the revolutionary technology which is at the origin of QeM. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, India, South Korea, the Netherlands, Russia, Sweden and Thailand. QeM mandated a law firm to perform a very exhaustive novelty verification, including independent professional patent searches in three different jurisdictions, which provides an extraordinary level of confidence in the strength of these patents

Country	Status

United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.

European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy, Sweden and the Netherlands.

Australia, Brazil, Canada, China, India, Republic of Korea, Russia, Thailand	Patent granted

Second Patent Family:

Method and system for generating a random bit sample

The 2nd generation technology has a particular synergy with the 1st generation technology. Indeed, in practical applications, electronic elements such as amplifiers may impart classical noise into the quantum signal, which may make the signal not truly quantum, and thus not truly random. The 2nd generation technology provides means of extracting a purely random quantum signal as a quantum number source independently of the presence of classical noise. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, Canada, China, India, South Korea and Sweden, and the patent application remains pending in Brazil and Thailand.

Country	Status

European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.

United States	Two patents were granted.

Brazil, Thailand	Patent pending

Australia, Russia, Indonesia, Canada, China, India, Japan, South Korea	Granted

Third Patent Family:

System and Method for Generating a Random Number, and circuit for communicating an analog random signal

3rd generation technology harnesses the commercial availability and low costs of consumer electronics, such as audio processing hardware in particular, in quantum number generation, further democratizing the availability of truly random numbers.

Country	Status

United States	Patent pending

Note: * All expiry dates are subject to payment of periodic patent annuity fees

Cycles

QeM does not expect the development of its proprietary hardware and software to be subject to cyclical or seasonal forces.

Economic Dependence

As of the current reporting period, QeM does not possess any contracts upon which its business is substantially dependent. The Company’s primary focus continues to lie in research and development and the exploration and advancement of innovative solutions. As such, there are no contracts in place for the sale of the Company’s products or services, nor for the acquisition of substantial requirements of goods, services, or raw materials. Furthermore, the Company does not currently hold any franchise, license, or other agreements pertaining to the use of patents, formulas, trade secrets, processes, or trade names that are indispensable to its operations.

Changes to Contracts

It is not expected that the business of the Company will be affected by the renegotiation or termination of contracts or sub-contracts in the current period.

Environmental Protection

In the current financial year and for the foreseeable future years, the Company anticipates no significant financial or operational effects stemming from environmental protection requirements. As QeM’s primary focus will continue to be on the development of hardware and software solutions, its operations are not expected to be subject to substantial environmental compliance obligations. The Company will remain vigilant to ensure that it complies with all environmental laws that affect its operations.

Employees

As of QeM’s most recent financial year end, it has a total of 5 employees or equivalent.

Foreign Operations

QeM established a subsidiary, QEMA, in California on April 10, 2025. In addition, the Company engages several consultants in Canada, Taiwan and the Philippines.

Lending and Grants

The Company does not have any dedicated investment policies or investment restrictions.

Bankruptcy and Similar Proceedings

There have been no bankruptcy, receivership, or similar proceedings initiated against the Company within the three most recently completed financial years.

Reorganizations

QeM has not undergone any reorganization in its last three years.

Social and Environmental Risks

The Company does not have any social or environmental policies.

RISK FACTORS

Readers should carefully consider all such risks, which include but are not limited to the following:

General Risks

Operational Reliance on Third-Party Providers and Partners

The Company relies upon independent third-party services providers. The Company’s operations could be interrupted or impaired if these third-party service providers or partners experience operational or other systems difficulties or failures, terminate their services, or fail to comply with regulations. Replacing vendors or addressing other issues with the Company’s third-party service providers or partners could entail significant delays, expense, and disruption of service. As a result, if the third-party service providers or partners experience difficulties, are subject to cybersecurity breaches, or terminate their services and the Company is unable to replace them with other service providers in a timely manner, the Company’s operations could be interrupted. If an interruption were to continue for a significant period, the Company’s business, financial condition, and results of operations could be adversely affected.

Competition

The Company will compete with other post-quantum cryptography and technology businesses, including other businesses focused on applying post-quantum cryptography to blockchain. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company’s competitors may have significantly more financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company’s prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company’s business, financial condition or results of operations. The Company’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

If the Company is not able to differentiate its business from those of our competitors, drive value for customers or effectively align its financial and operations resources with its goals and objectives, it may not be able to compete effectively against its competitors. If the Company fails to compete effectively against its competitors, its business and profitability may be adversely affected.

Unexpected Market Disruptions

The Company may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that, in disrupted markets, many positions may become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events, or other factors, may from time to time cause dramatic losses for QeM.

Limited Operating History

QeM has a limited history of operations and is in the early stage of development of its current product line. As such, QeM could be subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenue. There is no assurance that QeM will achieve its operating goals. There is no assurance that QeM will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. There can be no assurance that QeM will be able to earn material revenue or that any of its activities will generate positive cash flow.

Future Capital Requirements and Uncertainty of Additional Funding

The Company may require funding through debt or equity offering for its ongoing and future activities. There can be no assurance that QeM will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain additional financing could cause QeM to reduce or terminate its operations.

If additional funds are raised through further issuances of equity or securities convertible into equity, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of other QeM securityholders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for QeM to obtain additional capital and to pursue business opportunities.

Litigation

QeM may be subject to litigation arising out of, or related to, its operations including defending its intellectual property rights. Damages claimed under such litigation may be material, and the outcome of such litigation may materially impact QeM’s operations and the value of its Common Shares. While QeM expects to assess the merits of any lawsuits and defend such lawsuits accordingly, it may be required to incur significant expense or devote significant financial and human resources to such defenses. In addition, the adverse publicity surrounding such claims may have a material adverse effect on QeM’s operations and its Common Shares.

Dependence on Key Personnel

The success of QeM will, in part, be dependent upon the skill, judgment, industry relationships and expertise of the Board and management. The loss of a director or key management personnel may materially and adversely affect the business of QeM. There can be no assurance that these individuals will continue to be employed by, or remain involved with, QeM for a particular period of time.

The Company will rely on a limited number of key employees, consultants, and members of senior management and there is no guarantee that QeM will be able to retain such key employees, consultants and senior management. The loss of one or more of such key employees, consultants or members of senior management, if not replaced, could have a material adverse effect on QeM’s business, financial condition and prospects.

Ability to Generate Profits

There can be no assurance that QeM will generate net profits in future periods. Further, there can be no assurance that QeM will be cash flow positive in future periods. If QeM fails to achieve profitability in future periods, the value of its Common Shares may decline. In addition, if QeM is unable to achieve or maintain positive cash flows, QeM would be required to seek additional funding, which may not be available on favourable terms, if at all. This risk is a factor which indicates a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Compliance and Risk Management Programs

The Company’s ability to comply with applicable laws and rules will be largely dependent on the establishment and maintenance of compliance, review, and reporting systems, as well as the ability to attract and retain qualified compliance and other risk-management personnel, as needed. The Company cannot provide any assurance that its compliance policies and procedures will be effective or that it will be successful in monitoring or evaluating its risks. If there is any alleged non-compliance with applicable laws or regulations, The Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may materially and adversely affect QeM’s reputation, financial condition and valuation, and the value of its Common Shares.

Market Risk for Securities

There can be no assurance that an active trading market for QeM’s shares will be sustained. The market price for the Company’s Common Shares may be subject to wide fluctuations. Factors such as government regulation, price fluctuations, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of QeM’s securities. The stock market has on occasion experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies. Market forces may render it difficult or impossible for QeM to secure investors to purchase its securities at a price which will not lead to severe dilution to existing shareholders, or at all. In addition, shareholders may realize less than the original amount invested in dispositions of their Common Shares during periods of such market price decline.

Foreign Exchange Risk

The Company is a Canadian company, and most of its expenses and fundraising is done in Canadian dollars, but does purchase products and services in other currencies, particularly the US dollar. As a result, the Company is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar could result in a decrease in the real value of the Company’s revenues and adversely impact financial performance.

Investment Risk

There is no assurance that QeM will achieve its investment objective. An investment may not earn any positive return and may result in the loss of some, or all of the capital invested.

Management of Growth

The Company has recently raised additional capital and expects to hire additional personnel. This growth would result in increased responsibility for QeM’s existing management, which will need to implement and improve its operational, financial and management information systems. There can be no assurance that QeM will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support QeM’s operations.

Tax

No assurance can be given that new taxation rules will not be enacted, or existing rules will not be applied in a manner which could result in QeM being subject to additional taxation or which could otherwise have a material adverse effect on QeM’s results from operations and financial condition.

Dividends

QeM does not currently have plans to pay regular dividends on its Common Shares. Any declaration and payment of future dividends to holders of Common Shares will be at the sole discretion of QeM’s Board and will depend on many factors, including the financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations of QeM that the QeM Board deems relevant. Shareholders of QeM may not receive funds without selling their Common Shares.

Business and Industry Risks

Reliance on Internally & Externally Built Software, Data and Intellectual Property

QeM’s business is dependent on internal and externally developed software, data, and intellectual property. Its operations may be severely and adversely affected by the malfunction of such technology.

Failure to protect the Company’s intellectual property could harm its ability to compete effectively. The Company is highly dependent on its ability to protect its proprietary technology. The Company intends to rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company intends to protect its rights vigorously. However, there can be no assurance that these measures will, in all cases, be successful. Enforcement of the Company’s intellectual property rights may be difficult, particularly in some nations outside of North America in which the Company may seek to market its products. While U.S. and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or of the United States. The absence of internationally harmonized intellectual property laws makes it more difficult to ensure consistent protection of the Company’s proprietary rights. Software piracy has been, and is expected to be, a persistent problem for the software industry, and piracy of the Company’s products represents a loss of revenue to the Company. Despite the precautions the Company may take, unauthorized third parties, including its competitors, may be able to: (i) copy certain portions of its products; or (ii) reverse engineer or obtain and use information that the Company regards as proprietary. Also, the Company’s competitors could independently develop technologies that are perceived to be substantially equivalent or superior to the Company’s technologies. The Company’s competitive position may be materially adversely affected by its possible inability to effectively protect its intellectual property.

Regulatory Risks.

Due to their global nature, blockchain-related technologies and encryption-related technologies are subject to regulatory fragmentation due to different treatment depending on jurisdiction. Certain governments have categorized certain blockchain technologies as illegal, while others have embraced their utility and have approved them for trade. Ongoing and/or future regulatory actions may have a substantial impact on QeM’s business operations.

The activities of the Company may be subject to regulation by governmental authorities. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. The effect of future regulatory change could materially and adversely affect the Company.

Insurance

QeM intends to insure its operations in accordance with technology industry practice. However, given the novelty of digital assets and associated businesses, such insurance may not be available, may be uneconomical for QeM, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on QeM.

Cybersecurity Risks

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users). A cyber incident that affects QeM might cause disruptions and adversely affect its business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities to date. The Company currently intends to retain any future earnings to fund the development and growth of its business and/or to pay down debt and do not currently anticipate paying dividends on the common shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares, of which there are 215,538,670 issued and outstanding as of the date of this AIF. Each Common Share entitles the holder thereof to one vote per Common Share at meetings of the shareholders of the Company, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property and assets of the Company upon its dissolution or winding-up. Shareholders have no pre-emptive rights, subscription or conversion rights.

All Common Shares are of the same class with equal rights and privileges. Common Shares are not subject to future calls of assessments. The Corporation may issue additional Common Shares and options therefore from time to time on terms and conditions acceptable to the directors.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on (i) the TSX Venture Exchange (“TSXV”) under the symbol “QNC”; (ii) the OTCQB Market under the symbol “ONCCF”; and (iii) the Frankfurt Stock Exchange under the symbol “34Q0”.

The following table sets forth the reported closing high and low prices and the aggregate volume of trading of Common Shares on the TSXV for each month of the most recently completed financial year:

Share Price in C$

Date	High	Low	Average Daily Volume
January 2024	0.07	0.05	165,752
February 2024	0.07	0.05	540,060
March 2024	0.14	0.09	463,950
April 2024	0.15	0.13	278,495
May 2024	0.14	0.14	177,345
June 2024	0.13	0.11	141,030
July 2024	0.14	0.11	282,591
August 2024	0.14	0.11	215,057
September 2024	0.13	0.12	129,370
October 2024	0.13	0.11	232,670
November 2024	0.12	0.11	857,610
December 2024	1.78	0.17	6,837,558

Prior Sales

The following table sets for the details regarding all issuances of the Company’s securities that are outstanding but not listed or quoted on a marketplace, including issuances of all securities convertible or exchangeable into shares of the Company, during the most recently completed financial year:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
March 20, 2024	Purchase Warrants	15,000,000	0.15
June 20, 2024	Stock Options	900,000	0.15
November 15, 2024	Purchase Warrants	7,500,000	0.20

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTIONS ON TRANSFER

The Company does not have any Common Shares that are subject to escrow or contractual restrictions.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out, as of the date of this AIF, the names of the directors and officers of the Company, the province or state, and country of residence of each such director and officer, their respective positions and offices held with the Company and their principal occupations during the last five years. The term of office of each of the directors expires at the next annual general meeting of shareholders or until their successor is elected or appointed.

Name, Province and Country of Residence and Position Held	Date Elected or Appointed	Principal Occupations During Last Five Years
Francis Bellido(1) Quebec, Canada President & Chief Executive Officer and Director	December, 2020	Aurakle Research Capital; CEO of Soundbite Medical Solutions;
Edward Lawrence Moore Quebec, Canada Chief Technical Officer and Director	January, 2021	President and CEO of Baystream Corporation
Tullio Panarello Quebec, Canada Director	February, 2022	VP and General Manager, Smiths Interconnect
David Wayne Teeple(1) Ontario, Canada Director	February, 2022	Cybersecurity advisor, Phirelight
John Young(1) California, United States of America Chief Operating Officer of Quantum eMotion America Inc. and Director	June, 2024	Cybersecurity Expert, IBM Cloud Division, Los Angeles, CA, and Candle Corp
Marc Rousseau Quebec, Canada Chief Financial Officer	January, 2021	President, LVR Capital Inc.

(1)	Member of the Audit Committee.

As of the date of this AIF, all directors and executive officers of QeM, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 7,365,250 Common Shares, representing 3.42% of all outstanding Common Shares.

Biographies

Francis Bellido – Chief Executive Officer and Director. Dr. Bellido has over 35 years of international experience in Cybersecurity, Healthcare and Financial industries. He was the CEO of SoundBite Medical from 2018 to 2020 after serving as CFO from 2015 to 2018. From 2007 to 2014, he held several top executive positions in large, medium-sized and start-up companies. From 1999 to 2006, he managed a $300M life science investment fund (SGF-Santé) and contributed to the success of major companies such as Cryocath, IDI-GeneOhm, Draxis, Medicago, Atrium and Axcan Pharma. He also occupied several executive positions with Eli Lilly in the United States and Europe, including Strategic Asset Director, Global Business Unit Manager and Head of Regulatory Affairs. In addition to his corporate roles, he was Director of the Chair of Management in Bioindustry at the University of Quebec in Montreal, where he held the position of Invited Professor at the School of Management for 15 years. Dr. Bellido has served as Board Member and Director in more than 20 private and public companies. He currently sits on the boards of Diagnos (ADK.V), Magneceuticals (USA) and RegenLab (CH). He is also a former board member of DSM Biologics Company Inc., one of the world’s leading biopharmaceutical CMOs. He holds an MBA, an MSc in Pharmaceutical Sciences and a PhD in Sciences from the University of Geneva, Switzerland. He has also published over 40 original manuscripts and communications in peer-reviewed scientific journals.

Edward Larry Moore – Chief Technology Officer and Director. Dr. Moore brings relevant business knowledge and a significant network, developed during his 40-year tenure in the software, semiconductor and cybersecurity industries. Early in his career, Dr. Moore founded ANACAD, which developed software technology for integrated circuit (IC) design. ANACAD’s products were adopted globally for their application in IC design and utilized by major corporations such as Daimler, Toshiba, and SGS Thomson. The company was eventually sold to Mentor Graphics. Dr. Moore is currently President of Baystream, a company specializing in process automation and cloud-based solutions. Recently, Baystream developed automation solutions to deploy security-hardened systems to the Cloud that are focused on availability and compliance, strengthening its process automation offering and its key position in the market.

Tullio Panarello – Director. Mr. Panarello has served in several senior leadership roles over the past 25 years in many high-tech companies across the telecom, military, semiconductor, space, and sensor industries. His technical and market knowledge extends to the fields of lasers, optics, semiconductors, and quantum-based technologies. He is currently Vice President and General Manager at Smiths Interconnect in Montreal, Quebec, which acquired ReflexPhotonics, the company where he served as Executive President. Earlier in his career, he worked as Business Development Manager for PerkinElmer Canada before co-founding PyroPhotonics Lasers Inc., a company specializing in pulsed laser technology for material processing applications. He became CEO of PyroPhotonics until its sale to Electro Scientific Industries (ESI), where he later served as Divisional General Manager for the Laser Business Division.

David Wayne Teeple – Director. Mr. Teeple brings relevant technical and business knowledge and a significant network, which he developed during his 30-year tenure in telecommunications, information technology/management (IT or IM), and information security systems. During his years in the Canadian Military, as a Communications & Electronics Program/Project Management Officer, and in the Information Technology industry, he acquired experience in a wide variety of executive positions. He was the founder and CEO of Phirelight Security Solutions Inc., which was acquired in December 2018 by a large international company offering space and security engineering services and technologies. He is currently one of their Cybersecurity Advisors. He holds a degree in computer science from the University of Ottawa.

John Young – Director. Ever see the movie Catch Me If You Can? As a teenager, for three years John Young and his expert telecommunications systems mentor, the late D.F. Rooney, successfully hacked the AT&T network—until the FBI scared him straight into a 40-year cybersecurity career. The former network director of McDonnell Douglas’s $41 billion C-17 program, John later retired after decades at IBM and then became one of only 11 cybersecurity experts worldwide to earn all nine ISC2 certifications. Named to the board of directors at QeM in June 2024.

Marc Rousseau – Chief Financial Officer. Mr. Rousseau is the President of LVR Capital Inc. He began his professional career with Crédit Ford of Canada, where he acted as Director of Operations. In 2001, he joined the Business Development Bank of Canada as a Senior Business Development Manager, a position he held until LVR Capital was founded in September 2005. LVR is a consultation investment bank providing direct counsel to firms in their financing needs, mostly for debt financing. Since 2005, it has been instrumental in providing close to $200M to numerous companies, as well as being responsible for the restructuring and turnaround of several firms. At the same time, he pursued a military career from 1981 to 2004 as an infantry officer with the Canadian Forces. He commanded the Mount Royal Fusilliers Regiment from 1996 to 1999 and served in Bosnia as a Plans and Policy Team Leader at NATO Headquarters in Sarajevo. Mr. Rousseau has been a director of the National Film Board of Canada and of Iscope Corporation and has chaired the board of the Quebec Society for Disabled Children. He serves on the advising committee of Pilote Groupe Conseil and of RealByFake, and counsels other firms on their financial strategies. He is the President of La Fondation Les Fusiliers Mont-Royal and a member of Corporate Connections. He holds a Bachelor of Arts, Economics, from Concordia University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company’s knowledge, no director or executive officer of the Company is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a)    was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days while that person was acting in that capacity, or

(b)    was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after that person cease to act in such capacity but which resulted from an event that occurred while that person was acting in such capacity

Bankruptcies

To the Company’s knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, at the date of this AIF, or has been, within 10 years before the date of the AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the Company’s knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Corporation has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

Furthermore, to the knowledge of the Company, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision

Conflicts of Interest

There may from time to time be potential conflicts of interest to which some of the directors or officers of the Company will be subject in connection with the operations of the Company. Some of the individuals who are directors or officers of the Company are also directors and/or officers of other reporting and non-reporting issuers. Conflicts, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms, unless otherwise permitted by applicable laws. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AUDIT COMMITTEE DISCLOSURE

Audit Committee

The Audit Committee is composed of three members: David Wayne Teeple, Francis Bellido and John Young. Each member is currently a director of the Corporation. All members of the Audit Committee are financially literate. A majority of the members are independent within the meaning of Regulation 52-110 respecting Audit Committees (“Regulation 52-110”). Francis Bellido, Chief Executive Officer of the Corporation, is not independent.

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee’s role of providing oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

Relevant Education and Experience

Please refer to the biographies reported under “Directors and Officers – Name, Occupation and Security Holdings” in this AIF.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in section 2.4 of Regulation 52-110 in relation to “De Minimis Non-Audit Services”, or an exemption from Regulation 52-110, in whole or in part, granted under Parts 6 and 8 of Regulation 52-110, other than the exemption granted under Section 6.1 of Regulation 52-110, which exempts venture issuers from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was there a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee charter of the Company. The full text of the Company’s Audit Committee charter is disclosed in Appendix “A” to this AIF.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

	2023 Fiscal Year ($)	2024 Fiscal Year ($)
Audit fees	64,200.00	85,000
Audit-related fees (1)	-	6,300
Tax fees (2)	9,613.95	5,000
Other fees	-	-
Total	73,813.95	96,300

Notes:

(1)	These fees include the fees and disbursements for services reasonably related to the performance of the audit of the Company’s financial statements not reported under “Audit Fees”.

(2)	These fees represent the aggregate fees and disbursements for the service related to tax compliance and tax advice.

PROMOTERS

No person is or has been within the two financial years immediately preceding the date hereof, or during the current financial year, a Promoter of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no actual or pending legal proceedings material to the Company that the Company is or was a party to, or that any of its property is or was the subject of, since the beginning of the Company’s most recently completed financial year. In addition, the Company is not currently aware of any such legal proceedings being contemplated.

Regulatory Actions

During the fiscal year ended December 31, 2024 and as of the date hereof, there have been no penalties or sanctions imposed against the Company (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in the Company.

The Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2024 and as of the date hereof.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Richter S.E.N.C.R.L./L.L.P.

The Company’s register and transfer agent is Computershare Investor Services Inc. at its office located at 650 Boulevard De Maisonneuve Ouest, 7e étage Montréal (Québec) H3A 3T2.

MATERIAL CONTRACTS

Other than those contracts entered into in the ordinary course of business, the Company has not entered into any material contract since the beginning of the last financial year ended December 31, 2024 or entered into prior to such date, but which are still in effect and which are required to be filed under NI 51-102.

INTEREST OF EXPERTS

The Company’s external auditor for the year ended December 31, 2024 was Richter S.E.N.C.R.L. /L.L.P. which has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Quebec.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, may be found in the Company’s Management Information Circular,, which is also available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the Company’s audited annual consolidated financial statements and the management’s discussion and analysis for its most recently completed financial year.

APPENDIX “A”

Quantum eMotion Corp.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

The following charter is adopted in compliance with Regulation 52-110 respecting Audit Committees (“52-110”).

1.	COMPOSITION

The Committee shall be comprised of at least three directors as determined by the Board. The majority of the members of the Committee shall be independent, within the meaning of 52-110.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee shall be financially literate.

For the purposes of this charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

The appointment of members to the Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected. If the appointment of members of the Committee is not so made, the directors who are then serving as members of the Committee shall continue to serve as members until their successors are validly appointed. The Board may appoint a member to fill a vacancy that occurs in the Committee between annual elections of directors.

Unless a chairman is appointed by the Board, the members of the Committee may designate a chairman by a majority vote of all Committee members.

2.	MEETINGS AND PROCEDURES

The Committee shall meet at least annually, or more frequently if required.

At all meetings of the Committee, every item brought to resolution shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman shall not be entitled to a second vote.

Quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.

The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee.

Each member (including the chairman of the Committee) is entitled to one vote in Committee proceedings.

The Committee may meet separately with senior management and may request that any member of the Corporation’s senior management or the Corporation’s outside counsel or independent auditors to attend meetings of the Committee or other meetings with any members of, or advisors to, the Committee.

Furthermore, the Committee has the authority to hire the services of outside advisors, from time to time, when it is necessary to do so for carrying out its mandate.

The Committee shall, at the meeting of the Board following its own meeting, report to the directors on its work, activities and recommendations.

3.	DUTIES AND RESPONSIBILITIES

The following are the general duties and responsibilities of the Committee:

3.1	Financial Statements and Disclosure Matters

3.1.1	Review the Corporation’s financial statements, management’s discussion and analysis and any press releases regarding annual and interim (as required by the Board) profit or loss, before the Corporation publicly discloses such information;

3.2	Independent Auditors

3.2.1	recommend to the Board the selection and, where applicable, the replacement of the independent auditors to be appointed annually as well the compensation of such independent auditors;

3.2.2	determine that the independent auditors appointed are a Public Accounting Firm that has entered into a Participation Agreement as such terms are defined in Regulation 52-108 respecting Auditor Oversight and that at the time of their report on the annual financial statements of the Corporation, they are in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board;

3.2.3	oversee the work and review annually the performance and independence of the independent auditors;

3.2.4	on an annual basis, review and discuss with the independent auditors all significant relationships they may have with the Corporation that may impact their objectivity and independence;

3.2.5	consult with the independent auditors about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements;

3.2.6	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;

3.2.7	review the audit plan for the year-end financial statements and intended template for such statements;

3.2.8	review and pre-approve all audit and audit-related services and the fees and other compensations related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its subsidiary entities. The pre-approval requirement is satisfied with respect to the provision of non-audit services if:

3.2.8.1	the aggregate amount of all such non-audit services provided to the Corporation constitutes no more than 10% of the total amount of fees paid by the Corporation and its subsidiary entities to its independent auditors during the fiscal year in which the non-audit services are provided;

3.2.8.2	such services were not recognized by the Corporation or its subsidiary entities as non-audited services at the time of the engagement; and

3.2.8.3	such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.2.9	The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

3.3	Financial Reporting Processes

3.3.1	review with management, in consultation with the independent auditors, the integrity of the Corporation’s financial reporting process, both internal and external;

3.3.2	consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting;

3.3.3	consider and report to the Board changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors and management;

3.3.4	review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements;

3.3.5	review, with the independent auditors and management, the extent to which changes and improvements in financial or accounting practices have been implemented;

3.3.6	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.

3.4	Risk Management

3.4.1	oversee the identification, prioritisation and management of the risks faced by the Corporation;

3.4.2	direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks;

3.4.3	monitor the changes in the internal and external environment and the emergence of new risks;

3.4.4	review the adequacy of insurance coverage;

3.4.5	monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosure represent a risk for the Corporation.

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